As filed with the Securities and Exchange Commission on March 5, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________________

Franklin BSP Capital Corporation
(Name of Subject Company (Issuer))

Franklin BSP Capital Corporation
Name of Filing Person (Offeror and Issuer)

__________________________

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

35250V104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard J. Byrne
Chief Executive Officer
Franklin BSP Capital Corporation
One Madison Avenue, Suite 1600
New York, NY 10010
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

__________________________

Copies to:

Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
Telephone: (202) 636-5502

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.  Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)         The name of the issuer is Franklin BSP Capital Corporation (the “Company”). The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware corporation. The principal executive office of the Company is located at One Madison Avenue, Suite 1600, New York, NY 10010 and the telephone number is (212) 588-6770.

(b)         The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is common stock, par value $0.001 per share (the “Shares”). As of the close of business on December 31, 2025, there were 135,487,319.18 Shares issued and outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,500,000 Shares that are tendered by stockholders and not withdrawn as described in the Offer to Purchase. The Shares subject to the Offer represent approximately 1.85% of the Company’s Shares outstanding as of December 31, 2025.

(c)         There is no established trading market for the Shares.

Item 3.  Identity and Background of Filing Person.

(a)         The Company is tendering for its own Shares. The address and telephone number of the Company are set forth in Item 2(a) above. Franklin BSP Capital Adviser L.L.C. (the “Adviser”), a Delaware limited liability company, serves as the investment adviser for the Company. The Adviser’s principal address is One Madison Avenue, Suite 1600, New York, NY 10010 and its telephone number is (212) 588-6770. The names of the directors and executive officers of the Company are as set forth in “Section 9 — Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c)   Not applicable.

Item 4.  Terms of the Transaction.

(a)(1)     The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”); Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.

(a)(2)     Not applicable.

(b)         The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)   Not applicable.

(e)         The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Except as set forth therein, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)-(b)   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(c)         The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference. Because Shares are not traded in any market, subsections (6) and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)         The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)         Not applicable.

(d)         Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)-(b)   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)         No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)         Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

(b)         Not applicable.

Item 11. Additional Information.

(a)(1)     None.

(2)    None.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(c)         The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with Exhibits (a)(1)(i) and (a)(1) (ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)	(i) Offer to Purchase, dated March 5, 2026.
(ii) Form of Letter of Transmittal.
(iii) Form of Notice of Withdrawal.
(iv) Letter to Stockholders, dated March 5, 2026.
(a)(2)-(4)	Not applicable.
(b)	None.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2026

FRANKLIN BSP CAPITAL CORPORATION
By:	/s/ Nina K. Baryski
	Name:	Nina K. Baryski
	Title:	Chief Financial Officer and Treasurer

Exhibit Index

EXHIBIT
(a)(1)(i)	Offer to Purchase, dated March 5, 2026.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Withdrawal.
(a)(1)(iv)	Letter to Stockholders, dated March 5, 2026.
107	Filing Fee Table.